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Alex Jackman

At the intersection of data and culture, turning brands into friends and audiences into communities.

Portland, Maine · 176 connections · **Contact info**

Springer's Jewelers

New England School of Communications

About

At the intersection of data and culture, turning brands into friends and audiences into communities. I'm a digital marketing manager with 5+ years of experience developing and growing brands in the digital space. A passion for people and analytics inform continuous optimization for measurable results in customer acquisitior   ... see more

Experience

 **Springer's Jewelers**
5 yrs 1 mo

Digital Marketing Manager
Jul 2017 – Present · 2 yrs 1 mo
Portland, Maine Area

Increasing and enhancing consumer awareness of the Springer's brand through targeted customer acquisition and retention. Developing and executing digital marketing strategy based on established KPIs and company-wide goals, allocating the digital marketing budget to meet those goals.
- Established a six-figure e-commerce business for a 150-year-old brand.
- Planned and implemented a robust new PPC strategy, increasing CTR by 200%.
- Executed a complete in-house website redesign and replatform in under 6 mos.

Digital Marketing Coordinator
Jul 2014 – Jul 2017 · 3 yrs 1 mo
Portland, Maine Area

Establishing and maintaining consistent messaging across social media platforms, website, and in-store collateral. Coordinating email campaigns and automated flows, testing and iterating using A/B testing and customer segmentation.
- Grew mailing list subscribers by 100% year-over-year.... See more

Bull Moose
5 yrs 3 mos

Head Clerk
May 2013 – Jul 2014 · 1 yr 3 mos
Lewiston/Auburn, Maine Area

Working across all aspects of customer service and day-to-day operations in a retail environment, merchandising the store, training employees, and managing shifts of up to 3-8 people.

Clerk II
Jun 2010 – May 2013 · 3 yrs
Lewiston/Auburn, Maine Area

       

Show 1 more role ⌄

Field Organizer

Mainers United

May 2012 – Nov 2012 · 7 mos

Lewiston/Auburn, Maine Area

Recruiting and managing volunteers, training them, and developing volunteer leadership through general, faith-based, and college-based community outreach for Maine's marriage equality proactive ballot measure.
- Recruited, trained, and managed a team of 30+ regular volunteers.

Education

New England School of Communications

Marketing

2010 – 2014

Activities and Societies: Elected president of the campus GSA. Executed a rebrand of

Leavitt Area High School

2006 – 2010

Activities and Societies: Editor of school newspaper

Licenses & Certifications

Google Analytics Individual Qualification

Google

Issued Oct 2018 · Expires Oct 2020

Credential ID 21925905

See credential

Volunteer Experience

Field Intern

EqualityMaine

Jun 2011 – May 2012 • 1 yr

Civil Rights and Social Action

Assisting the field organizer in most aspects of the job, including volunteer recruitment and management, and political persuasion work both door-to-door and via phones.

Skills & Endorsements

Advertising · 9

Endorsed by **2 of Alex's colleagues at Springer's Jewelers**

Social Media · 9

Kate Palman and 8 connections have given endorsements for this skill

Marketing Communications · 7

Ethan Cox and 6 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)

Susan Reisman (Kaye)   Alex is an articulate and intelligent young man who became a
Consulting, Education, and   student of mine in January 2011. As an Advertising student, Alex
Educational Administration   was not only within the highest tier in academic performance, he
May 23, 2011, Susan was Alex's was the only student in the class to identify an error I had made
teacher   on the final exam, demonstrating the extent to which... **See more**

Accomplishments

3 **Honors & Awards**
       Manager's Award • Manager's Award • Rookie of the Year

1 **Project**
       Springer's Jewelers Website Redesign

